ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

Multiple Sponsored Retirement Options

Supplement dated October 27, 2006 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 28, 2006, as supplemented

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective November 6, 2006, the following name changes will occur:

Current Fund Name	New Fund Name
ING FMR[SM] Earnings Growth Portfolio	ING FMR[SM] Large Cap Growth Portfolio
ING JPMorgan Small Cap Equity Portfolio	ING JPMorgan Small Cap Core Equity Portfolio

Accordingly, effective November 6, 2006, all references to the funds' current name in the Contract Prospectus, Contract Prospectus Summary and SAI are deleted and replaced with the funds' new name.

2. The following footnote is added to Evergreen Special Values Fund appearing in the Variable Investment Options List in the Contract Prospectus, Contract Prospectus Summary and SAI:

Effective September 1, 2005, the Evergreen Special Values Fund was closed to new plans and is only available to those plans that were offering the fund prior to September 1, 2005.

3. The information for ING Wells Fargo Mid Cap Disciplined Portfolio and ING Wells Fargo Small Cap Disciplined Portfolio appearing in the Contract Prospectus under Appendix V – Description of Underlying Funds is deleted and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING Wells Fargo Mid Cap Disciplined Portfolio	Directed Services, Inc. **Subadviser**: Wells Capital Management, Inc.	Seeks long-term capital growth.
ING Investors Trust – ING Wells Fargo Small Cap Disciplined Portfolio	Directed Services, Inc. **Subadviser**: Wells Capital Management, Inc.	Seeks long-term capital appreciation.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.

X.01107-06A October 2006
C06-1023-008R